UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Domino’s Pizza, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25754A 20 1 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25754A 20 1	13G	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Fund VI, L.P. EIN No.: 04-3405560
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 11,818,847 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 11,818,847 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,818,847 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.21%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital VI Coinvestment Fund, L.P. EIN No.: 04-3405561
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 13,452,988 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 13,452,988 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,452,988 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.59%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates II EIN No.: 04-3404818
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,122,272 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,122,272 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,272 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.63%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Trust Associates II EIN No.: 04-3400371
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 130,005 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 130,005 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,005 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.19%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates II-B EIN No.: 04-3404819
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 177,239 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 177,239 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,239 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.26%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Trust Associates II-B EIN No.: 04-3400372
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 54,549 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 54,549 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,549 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates II-C EIN No.: 04-3424217
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 321,818 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 321,818 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,818 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.47%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G	Page 9 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEP Investments PTY Ltd. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 39,390 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 39,390 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,136 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 25754A 20 1	13G	Page 10 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty High Yield Asset Partners, L.P. EIN No.: 04-3395139
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 977,136 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 977,136 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,136 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.42%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G	Page 11 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,596,046 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 2,596,046 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,046 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.78%
12.	TYPE OF REPORTING PERSON* PN

Item 1	(a).	Name of Issuer The name of the issuer to which this filing on Schedule 13G relates is Domino’s Pizza, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices The principal executive offices of the Company are located at 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48106.

Item 2	(a).

Name of Person Filing

This statement is being filed on behalf of Bain Capital Fund VI, L.P., a Delaware limited partnership (“BCF VI”), Bain Capital VI Coinvestment Fund, L.P., a Delaware limited partnership (“BC VI Coinvest”), BCIP Associates II, a Delaware general partnership (“BCIP II”), BCIP Trust Associates II, a Delaware general partnership (“BCIP Trust II”), BCIP Associates II-B, a Delaware general partnership (“BCIP II-B”), BCIP Trust Associates II-B, a Delaware general partnership (“BCIP Trust II-B”), BCIP Associates II-C, a Delaware general partnership (“BCIP II-C”), PEP Investments PTY Ltd., a New South Wales limited company (“PEP”), Sankaty High Yield Asset Partners, L.P., a Delaware limited partnership (“Sankaty”), and Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Brookside”).

Bain Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), is the sole general partner of BCF VI and BC VI Coinvest. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the sole general partner of BCP VI. BCI is the managing partner of BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B and BCIP II-C and, by power of attorney, has the right to vote and dispose of securities owned by PEP. Sankaty Advisors, LLC (“Sankaty Advisors”), a Delaware limited liability company, is the investment sub-adviser to Sankaty. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors. Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company (“Sankaty HIYA”), is the general partner of Sankaty. Sankaty Investors, LLC (“Sankaty Investors”), a Delaware limited liability company, is the managing member of Sankaty HIYA. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors. Brookside Capital Investors, L.P., a Delaware limited partnership (“BCI LP”) is the sole general partner of Brookside. Brookside Capital Management, LLC, a Delaware limited liability company (“BCM”) is the sole general partner of BCI LP. Mr. Roy Edgar Brakeman, III is the sole managing member of BCM. BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, Sankaty and Brookside have entered into a Joint Filing Agreement, dated February 11, 2005, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, Sankaty and Brookside have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).

Address of Principal Business Office or, if none, Residence

The principal business address of each of BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, Sankaty and Brookside is c/o Bain Capital Investors, LLC 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).

Citizenship

Each of BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, Sankaty and Brookside is organized under the laws of the State of Delaware. PEP is a New South Wales, Australia limited company. Messrs. Jonathan S. Lavine and Roy Edgar Brakeman, III are a citizens of the United States of America.

Item 2	(d).	Title of Class of Securities The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e).	CUSIP Number The CUSIP number of the Company’s Common Stock is 25754A 20 1.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).

Amount beneficially owned

As of the close of business on December 31, 2004, BCF VI owned 11,818,847 shares of Common Stock of the Company. BCP VI is the sole general partner of BCF VI. BCI is the sole general partner of BCP VI.

As of the close of business on December 31, 2004, BC VI Coinvest owned 13,452,988 shares of Common Stock of the Company. BCP VI is the sole general partner of BC VI Coinvest. BCI is the sole general partner of BCP VI.

As of the close of business on December 31, 2004, BCIP II owned 1,122,272 shares of Common Stock of the Company. BCI is the managing partner of BCIP II.

As of the close of business on December 31, 2004, BCIP Trust II owned 130,005 shares of Common Stock of the Company. BCI is the managing partner of BCIP Trust II.

As of the close of business on December 31, 2004, BCIP II-B owned 177,239 shares of Common Stock of the Company. BCI is the managing partner of BCIP II-B.

As of the close of business on December 31, 2004, BCIP Trust II-B owned 54,549 shares of Common Stock of the Company. BCI is the managing partner of BCIP Trust II-B.

As of the close of business on December 31, 2004, BCIP II-C owned 321,818 shares of Common Stock of the Company. BCI is the managing partner of BCIP II-C.

As of the close of business on December 31, 2004, PEP owned 39,390 shares of Common Stock of the Company. BCI is attorney-in-fact for PEP.

As of the close of business on December 31, 2004, Sankaty owned 977,136 shares of Common Stock of the Company. Sankaty HIYA is the general partner of Sankaty, Sankaty Investors is the managing partner of Sankaty HIYA and Sankaty Advisors is the investment sub-adviser to Sankaty. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors.

As of the close of business on December 31, 2004, Brookside owned 2,596,046 shares of Common Stock of the Company. BCI LP is the sole general partner of Brookside, and BCM is the sole general partner of BCI LP. Mr. Roy Edgar Brakeman, III is the sole managing member of BCM.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).

Percent of Class

As of the close of business on August 6, 2004, BCF VI owned 17.21% of the Common Stock outstanding of the Company, BC VI Coinvest owned 19.59% of the Common Stock outstanding of the Company, BCIP II owned 1.63% of the Common Stock outstanding of the Company, BCIP Trust II owned 0.19% of the Common Stock outstanding of the Company, BCIP II-B owned 0.26% of the Common Stock outstanding of the Company, BCIP Trust II-B owned 0.08% of the Common Stock outstanding of the Company, BCIP II-C owned 0.47% of the Common Stock outstanding of the Company, PEP owned 0.06% of the Common Stock outstanding of the Company, Sankaty owned 1.42% of the Common Stock outstanding of the Company and Brookside owned 3.78% of the Common Stock outstanding of the Company. Together, as of the close of business on December 31, 2004, BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, Sankaty and Brookside owned 44.70% of the Common Stock outstanding of the Company.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			BCF VI	11,818,847
			BC VI Coinvest	13,452,988
			BCIP II	1,122,272
			BCIP Trust II	130,005
			BCIP II-B	177,239
			BCIP Trust II-B	54,549
			BCIP II-C	321,818
			PEP	39,390
			Sankaty	977,136
			Brookside	2,596,046

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of:

			BCF VI	11,818,847
			BC VI Coinvest	13,452,988
			BCIP II	1,122,272
			BCIP Trust II	130,005
			BCIP II-B	177,239
			BCIP Trust II-B	54,549
			BCIP II-C	321,818
			PEP	39,390
			Sankaty	977,136
			Brookside	2,596,046

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2005.

BAIN CAPITAL FUND VI, L.P.
BAIN CAPITAL VI COINVESTMENT FUND, L.P.
By:	Bain Capital Partners VI, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES II
BCIP TRUST ASSOCIATES II
BCIP ASSOCIATES II-B
BCIP TRUST ASSOCIATES II-B
BCIP ASSOCIATES II-C
By:	Bain Capital Investors, LLC, its managing partner

PEP INVESTMENTS PTY LTD.
By:	Bain Capital Investors, LLC, its attorney-in-fact

By:	/s/ Michael Goss
Name:	Michael Goss
Title:	Managing Director

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC, its general partner
By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	Brookside Capital Investors, L.P., its general partner
By:	Brookside Capital Management, its general partner

By:	/s/ Roy Edgar Brakeman, III
Name:	Roy Edgar Brakeman, III
Title:	Managing Director

Exhibit Index

Exhibit A – Agreement Regarding the Joint Filing of Schedule 13G

Exhibit B – PEP Investments Pty Ltd. Power of Attorney

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 11, 2005

BAIN CAPITAL FUND VI, L.P.
BAIN CAPITAL VI COINVESTMENT FUND, L.P.

By:	Bain Capital Partners VI, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES II
BCIP TRUST ASSOCIATES II
BCIP ASSOCIATES II-B
BCIP TRUST ASSOCIATES II-B
BCIP ASSOCIATES II-C

By:	Bain Capital Investors, LLC, its managing partner

PEP INVESTMENTS PTY LTD.
By:	Bain Capital Investors, LLC, its attorney-in-fact

By:	/s/ Michael Goss
Name:	Michael Goss
Title:	Managing Director

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC, its general partner
By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	Brookside Capital Investors, L.P., its general partner
By:	Brookside Capital Management, its general partner

By:	/s/ Roy Edgar Brakeman, III
Name:	Roy Edgar Brakeman, III
Title:	Managing Director

Exhibit B

IRREVOCABLE POWER OF ATTORNEY

May 25, 2001

Bain Capital Investors, LLC

Two Copley Place, 7th Floor

Boston, MA 02116

Dear Sirs:

KNOW ALL PERSONS BY THESE PRESENTS THAT:

1. Appointment of Attorneys-in-Fact; Grant of Authority. The undersigned hereby irrevocably makes, constitutes, and appoints Bain Capital Investors, LLC (“Bain Capital”) as the true and lawful agent and attorney-in-fact of the undersigned (the “Attorney-in-Fact”), with full power and authority to act hereunder in its sole discretion all as hereinafter provided, in the name of and for and on behalf of the undersigned, as fully as could the undersigned if present and acting in person, with respect to all matters in connection with the securities of portfolio companies (the “Portfolio Companies”) of Bain Capital Fund VI, L.P. (together with any parallel partnerships, “Fund VI”), Bain Capital Fund VII, L.P. (together with any parallel partnerships “Fund VII”), Bain Capital Venture Fund, L.P. (collectively with any parallel relationships, the “Venture Fund”), and any other fund currently existing or to be formed by Bain Capital or any affiliate of Bain Capital or of which Bain Capital or any of its affiliates is a general partner or managing partner (each a “Fund” and collectively, with Fund VI, Fund VII, and the Venture Fund, the “Funds”) held by the undersigned, including, without limitation, the power and authority to:

(a) vote the securities of the Portfolio Companies of the Funds from time to time owned by the undersigned;

(b) execute, attest, witness, endorse and file such instruments, contracts, agreements, consents, waivers and other documents; and

(c) approve, execute and deliver on behalf of the undersigned any and all documents, instruments and agreements relating to any of the Portfolio Companies (including but not limited to stockholders agreements and sale agreements), as the Attorney-in-Fact may, in its sole discretion, approve, the execution and delivery thereof by the Attorney-in-Fact to be conclusive evidence with respect to its approval thereof;

(d) make any and all decisions in respect of, and take or cause to be taken, any and all further actions, and execute and deliver, or cause to be executed and delivered, any and all such documents, instruments and agreements, with such changes as the

Attorney-in-Fact may, in its sole discretion, approve, the execution and delivery thereof by the Attorney-in-Fact to be conclusive evidence with respect to their approval thereof;

(e) make any and all decisions in respect of, and take or cause to be taken, any and all further actions, and execute and deliver, or cause to be executed and delivered, any and all such documents, instruments and agreements, with such changes as the Attorney-in-Fact may, in its sole discretion, approve (such approval to be evidenced by their signature thereof), as may be necessary or deemed to be desirable by the Attorney-in-Fact.

2. Irrevocability. The undersigned has conferred and granted the power of attorney and all other authority contained herein in connection with securities of the Portfolio Companies. Therefore, the undersigned hereby agrees that all power and authority hereby conferred is coupled with an interest and is irrevocable; and to the extent not prohibited by law shall not be terminated by any act of the undersigned or by operation of law or by the occurrence of any event whatsoever, including, without limitation, the liquidation, dissolution, bankruptcy, or insolvency of the undersigned or any similar event.

3. Warranties and Agreements. The undersigned represents, warrants and agrees that:

(a) all authorizations and consents necessary for the execution and delivery by the undersigned of this Irrevocable Power of Attorney have been given and are in full force and effect; and the undersigned has full right, power and authority to enter into this Irrevocable Power of Attorney;

(b) the foregoing representations, warranties and agreements are for the benefit of, and may be relied upon by, the Attorney-in-Fact and its counsel. The undersigned agrees that the representations, warranties and agreements herein contained shall also be true and correct and in full force and effect through the termination date of each of the Funds and will immediately notify the Attorney-in-Fact of any default under or breach of this Irrevocable Power of Attorney (or of any event which, with notice or the lapse of time or both would constitute such a default or breach), and in the event any representation or warranty contained herein shall not be true or correct; provided, however, that nothing contained herein shall in any way affect the obligation of the undersigned hereunder to maintain such representations and warranties as true and correct and in full force and effect through the termination date of each of the Funds.

4. Release. The undersigned hereby agrees to release the Attorney-in-Fact from any and all liabilities to which it may become subject insofar as such liabilities (or action in respect thereof) arise out of or are based upon any action taken or omitted to be taken by the Attorney-in-Fact, unless such liabilities shall be the direct result solely of the bad faith of the Attorney-in-Fact. This Paragraph 4 shall survive any termination of this Irrevocable Power of Attorney.

5. Termination. This Irrevocable Power of Attorney shall terminate with respect to a Fund on the date on which Fund terminates.

6. Governing Law. This Irrevocable Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of Delaware.

7. Assignment. This Irrevocable Power of Attorney shall be binding upon and inure to the benefit of the undersigned and its successors and assigns, except that the undersigned shall not have the right to assign its rights or obligations hereunder without the prior written consent of the Attorney-in-Fact.

8. Counterparts. This Irrevocable Power of Attorney may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Power of Attorney effective as of May 25, 2001

PEP Investments Pty Limited

By:	/s/ Timothy J. Sims
Timothy J. Sims Managing Partner

Bain Capital Investors, LLC hereby accepts the appointment as Attorney-in-Fact pursuant to the foregoing Irrevocable Power of Attorney attached hereto, and agrees to abide by, and act in accordance with, the terms of said Irrevocable Power of Attorney.

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Joshua Bekenstein
Name: Joshua Bekenstein Title: Managing Director